Filed by Valentis, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Valentis, Inc.

Commission File No. 333-140443

URIGEN N.A. INC. BOARD MEMBER RESIGNS

BURLINGAME, Calif.—(Business Wire)—Urigen N.A., Inc., a specialty pharmaceutical company focused on the development of treatments for urological disorders, announced the resignation of Benson Fong from Urigen’s Board of Directors, effective June 14, 2007. Mr. Fong resigned amicably from Urigen’s Board of Directors in order to pursue other business and personal opportunities.

Bill Garner, Chief Executive Officer of Urigen commented, “We appreciate Benson’s contributions while serving on Urigen’s Board and we wish him great success in the future as he moves on to pursue other interests.”

Mr. Fong had been expected to serve on the Board of Directors of the combined company to be formed upon completion of the proposed merger between Urigen and Valentis, Inc. (VLTS.PK). Urigen does not plan to fill the vacancy created by Mr. Fong’s resignation prior to the anticipated closing date of the proposed merger between Urigen and Valentis. As a result, in the event the proposed merger between Urigen and Valentis is completed, there will be a vacancy on the combined company’s Board of Directors which will be filled as soon as a qualified director is identified.

Where to Find Additional Information about the Proposed Merger

In connection with the proposed merger between Urigen and Valentis, Valentis filed with the SEC a registration statement on Form S-4 which contains a joint proxy statement/prospectus. Investors and security holders of Urigen and Valentis are urged to read the joint proxy statement/prospectus (including any amendments or supplements thereto) and any other relevant materials regarding the proposed merger (when they become available) because they contain or will contain important information about Urigen, Valentis and the proposed merger. The joint proxy statement/prospectus and other relevant materials (when they become available) may be obtained free of charge at the SEC’s web site at www.sec.gov. Investors and security holders are urged to read the joint proxy statement/prospectus and any other relevant materials (when they become available) before making any voting or investment decision with respect to the proposed merger transaction.

This press release shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Urigen and its directors and executive officers and Valentis and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Urigen and Valentis in connection with the proposed merger transaction. Information regarding the special interests of these directors and executive officers in the proposed merger transaction is included in the joint proxy statement/prospectus referred to above.

About Urigen

Urigen is a specialty pharmaceutical company dedicated to the development and commercialization of therapeutic products for urological disorders. Urigen’s two lead programs target significant unmet medical needs and major market opportunities in urology. Urigen’s URG101 project targets chronic pelvic pain of bladder origin which affects approximately 10.5 million men and women in North America. Urigen’s URG301 project targets acute urgency in patients diagnosed with an overactive bladder, another major unmet need that is insufficiently managed by presently available overactive bladder drugs. URG301 is a proprietary dosage form of an approved drug that is locally delivered to control urinary urgency. For further information, please visit Urigen’s website at http://www.urigen.com.

About Valentis

Valentis is a biotechnology company that was engaged in the development of innovative products for PAD. On July 11, 2006, Valentis announced that no statistically significant difference was seen in the primary endpoint or any of the secondary endpoints in its Phase IIb clinical trial of VLTS 934 in PAD. Additional information about Valentis can be found at www.valentis.com.

Forward-Looking Statements

This press release may contain forward-looking statements. These statements may be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “should,” or “will,” or the negative thereof or other variations thereon or comparable terminology. Urigen has based these forward-looking statements on current expectations, assumptions, estimates and projections. While Urigen believes that these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond its control. Given these risks and uncertainties, investors and securityholders are cautioned not to place undue reliance on such forward-looking statements. Urigen does not undertake any obligation to update any such statements or to publicly announce the results of any revisions to any such statements to reflect future events or developments.

Contacts:

Urigen N.A., Inc.

Martin E. Shmagin

Chief Financial Officer

Phone: 650-259-0239

www.urigen.com

The Investor Relations Group

Investor Relations:

Adam Holdsworth/Rachel Colgate

Phone: 212-825-3210